[Letterhead of Validian Corporation]

November 10, 2005

Via EDGAR and Telecopy

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549

Re:

Validian Corporation

Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-114303)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Validian Corporation hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form SB-2 be accelerated so that it will be declared effective at 2:00 p.m., Washington, D.C. time, on November 14, 2005, or as soon as possible thereafter.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: William L. Boeing at 972.680.7553 or Jennifer Wisinski at 214.651.5330.

Very truly yours,

VALIDIAN CORPORATION

By:/s/ Bruce I. Benn

Bruce I. Benn

Executive Vice President and Secretary